                        UNITED STATES
              SECURITES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                         FORM U-9C-3


            QUARTERLY REPORT PURSUANT TO RULE 58


           For the quarter ended December 31, 1997


                   ALLEGHENY ENERGY, INC.
            (Name of registered holding company)


   10435 Downsville Pike, Hagerstown, Maryland 21740-1766
          (Address of principal executive offices)



Inquiries concerning this Form U-9C-3 should be directed to:
                                         Kenneth M. Jones
                                         Allegheny Energy, Inc.
                                         10435 Downsville Pike
                                         Hagerstown, MD 21740-1766
                                         (301) 665-2710
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ITEM 1 - ORGANIZATION CHART




      Name          Energy or                    State            Percentage
  of Reporting       gas-related      Date of     Of              of Voting
    Company         Company         Organization Organization   Securities Held

Allegheny Energy, Inc. (1)

AYP Capital, Inc. (2)

                      Energy       July 23, 1997  Delaware          100
Allegheny Energy  (3)
 Solutions, Inc.


Nature of Business:

(1)  Allegheny Energy, Inc.  holds
  directly all of the outstanding
  securities in AYP Capital, Inc.

(2)  AYP Capital, Inc. holds directly
  all of the outstanding securities in
  Allegheny Energy Solutions, Inc.

(3)  Allegheny Energy Solutions, Inc. is
  marketing electric power generation
  within the scope of the Pennsylvania
  retail customer choice pilot program.
  Allegheny Energy Solutions, Inc. also
  offers products and services,
  complementing energy sales, to meet the
  needs of both business and residential
  customers.

NOTE:   On November 18, 1997, a Limited
     Liability Corporation Agreement was
     signed by Allegheny Energy
     Solutions, Inc. (Solutions) and
     Duquesne Energy Partners, Inc.
     (DEP). The agreement provided for
     the formation of a new company,
     Allegheny Energy Solutions, LLC
     (LLC).  The new company was
     incorporated in the first quarter
     of 1998.  Solutions and DEP will
     each hold a 50% interest in the
     LLC.  An application has been made
     to the Pennsylvania Public Utility
     Commission to transfer Solutions'
     license to market power under the
     Pennsylvania retail customer choice
     pilot program to LLC.  It is
     anticipated that LLC will begin
     marketing electric power and other
     complementing energy services as
     soon as the license transfer is
     approved.

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ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS



    Company                 Company                       Amount
 Contributing              Receiving                    Of Capital
    Capital                 Capital                    Contribution

AYP Capital, Inc.    Allegheny Energy Solutions, Inc.   $     1,000     100 Shares of Common Stock

AYP Capital, Inc.    Allegheny Energy Solutions, Inc.   $ 3,242,620     Capital Contributions


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

  Reporting      Associate
   Company        Company      Types of    Direct  Indirect   Cost     Total
  Rendering      Receiving     Services    Costs    Costs      Of      Amount
   Services      Services      Rendered   Charged  Charged   Capital   Billed

No services have been provided by the reporting company to associate companies to date.




Part II -- Transactions performed by associate companies on behalf of reporting companies

  Associate      Reporting
   Company        Company      Types of    Direct  Indirect   Cost     Total
  Rendering      Receiving     Services    Costs    Costs      Of      Amount
   Services      Services      Rendered   Charged  Charged   Capital   Billed

Allegheny      Allegheny     Technical     452,743   69,774     -     522,517
Power          Energy        support;
Service        Solutions,    planning &
Corporation    Inc.          implementati
                             on of
                             financial
                             programs;
                             counsel on
                             corporate,
                             legal and
                             regulatory
                             matters;
                             general and
                             administrati
                             ve services

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ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related
companies:

  Total consolidated
  capitalization as of   December 31, 1997  $4,620,137,000               line 1

  Total capitalization multiplied by 15%
  (line 1 multiplied by 0.15)                  693,020,550               line 2

  Greater of $50 million or line 2                         $ 693,020,550 line 3

  Total current aggregate investment:
  (categorized by major line of
  energy-related business)
      Allegheny Energy Solutions,                1,803,636
      Inc.

             Total current aggregate                           1,803,636 line 4
             investment

  Difference between the greater of $50 million or 15%
  of capitalization and the total
  aggregate investment
  of the registered holding
  company system
  (line 3 less line 4)                                      $691,216,914 line 5


Investments in gas-related companies:

        None


ITEM 5 - OTHER INVESTMENTS

Major Line         Other               Other
of Energy-Related  Investment in Last  Investment in This  Reason for Difference
Business           U-9C-3 Report       U-9C-3 Report       in Other Investment

       None

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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Allegheny Energy Solutions, Inc. Statement of Income for the Quarter and Year-to-date ended December 31, 1997.

Allegheny Energy Solutions, Inc. Balance Sheet as of December 31, 1997.

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                          Signature

     Pursuant to the requirements of the Public Utilities
Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ALLEGHENY ENERGY, INC.

                                   /s/  KENNETH M. JONES
                                        Kenneth M. Jones
                                        (Chief Accounting Officer)

March 27, 1998

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                                        March 27, 1998





VIA EDGAR


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Gentlemen:

     Enclosed is a conformed copy of the Allegheny Energy, Inc. Quarterly Report on Form U-9C-3 for the quarter ended
December 31, 1997, pursuant to the requirements of the Public Utilities Holding company Act of 1935.



                                        Very truly yours,



                                        /s/  Kenneth M. Jones